ATTACHMENT FOR CURRENT FILING OF N-SAR
SUB-ITEM 77C
Bank and Thrift Opportunity Fund

The Fund held its Annual Meeting of Shareholders on January 20, 2012. The following action was taken by the shareholders:

Proposal: Election of three (3) Trustees to serve for a three-year term ending at the Annual Meeting of Shareholders in 2015 or such earlier date as required by the By-laws of the Fund. Each nominee was reelected by the Fund’s shareholders and the votes cast with respect to each Trustee are set forth below.

	TOTAL VOTES	TOTAL VOTES
	FOR THE	WITHHELD FROM
	NOMINEE	THE NOMINEE

Stanley Martin	15,172,397	1,164,606

John A. Moore	15,156,618	1,180,385

John G. Vrysen	15,187,016	1,149,987

The terms of office of the following seven Trustees of the Fund had not ended and they remained in office as of the Annual Meeting date: James F. Carlin, William H. Cunningham, Deborah C. Jackson, Hugh McHaffie, Patti McGill Peterson, Steven R. Pruchansky and Gregory A. Russo. Subsequent to the Annual Meeting date, Mr. Carlin resigned from the Board.